UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Pricing and Closing of Best Efforts Follow-On Public Offering

On September 30, 2025, CCSC Technology International Holdings Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of (i) 11,766,627 Class A ordinary shares of the Company, par value $0.0005 per share (the “Class A Ordinary Shares”), and (ii) 23,533,254 warrants to purchase 23,533,254 Class A Ordinary Shares (the “Warrants”), at an exercise price of $0.72 per share (the Class A Ordinary Shares and the Warrants are collectively referred to herein as the “Securities”), exercisable upon issuance and have a term of five years from initial exercise date. The Class A Ordinary Shares and the Warrants were sold at a combined public offering price of $0.60 per share and accompanying warrants. Each Class A Ordinary Share was sold together with two Warrants.

Pursuant to the Purchase Agreement, until six (6) months after the closing of the Offering, the Company shall not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Class A Ordinary Shares, or securities convertible into, or exchangeable or exercisable for, the Company’s Class A Ordinary Shares or Class B ordinary shares, or file any registration statement or amendment or supplement thereto, subject to certain exceptions. The Securities were registered under an effective registration statement on Form F-1 (File No. 333- 289769) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 22, 2025, as amended, and declared effective on September 30, 2025 (the “Registration Statement”). The Company filed the final prospectus dated September 30, 2025 for the Offering, forming a part of the Registration Statement. The Registration Statement and the final prospectus relating to this offering are available on the SEC’s website at www.sec.gov.

The Company also entered into a placement agency agreement dated September 30, 2025 (the “Placement Agency Agreement”) with Revere Securities LLC, who acted as the exclusive placement agent (the “Placement Agent”) on a best-efforts basis in connection with this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent commissions equal to 4.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses up to $90,000.

The Offering closed on October 2, 2025. The Company intends to use the net proceeds received from the Offering to strengthen branding and marketing to escalate its position in its industry in Europe and the Association of Southeast Asian Nations, for strategic acquisitions and collaborations, and for other general corporate purposes.

In connection with the Offering, the Company issued a press release on October 1, 2025, announcing the pricing of the Offering and a press release on October 2, 2025, announcing the closing of the Offering, respectively.

Copies of (i) the form of Warrants, (ii) the Placement Agency Agreement, (iii) the form of the Purchase Agreement, (iv) the pricing press release, and (v) the closing press release, are attached hereto as Exhibits 4.1, 10.1, 10.2, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants dated October 2, 2025

10.1	Placement Agency Agreement dated September 30, 2025 by and between the Company and the Placement Agent

10.2	Form of Securities Purchase Agreement dated September 30, 2025 by and between the Company and the purchasers identified therein

99.1	Press Release on Pricing of the Company’s Offering

99.2	Press Release on Closing of the Company’s Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCSC Technology International Holdings Limited

Date: October 2, 2025	By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer and Director

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